Exhibit 99.1

GLOBAL ENGINE GROUP HOLDING LIMITED

TABLE OF CONTENTS

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GLOBAL ENGINE GROUP HOLDING LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
		(Unaudited)	(Unaudited)
Assets
Current assets
Cash	$25,217,011	$18,009,290	$2,313,837
Accounts receivable, net	9,317,347	8,492,505	1,091,119
Prepayment, deposits and other receivables	968,702	1,689,293	217,041
Prepaid tax	282,054	282,054	36,238
Total current assets	35,785,114	28,473,142	3,658,235

Non-current assets
Property and equipment, net	1,472,012	1,186,209	152,404
Long-term investments	17,355,709	17,359,693	2,230,377
Deferred tax assets	728,286	1,179,800	151,581
Intangible assets, net	12,288,998	11,354,996	1,458,892
Goodwill	6,101,447	6,101,447	783,915
Total non-current assets	37,946,452	37,182,145	4,777,169
Total assets	$73,731,566	$65,655,287	$8,435,404

Liabilities and shareholders’ equity
Current liabilities
Accounts payable – third parties	$30,000	$-	$-
Accounts payable – related party	71,500	-	-
Accrued expenses and other payables	8,029,713	5,113,096	656,932
Amount due to a related party	2,709	2,709	348
Amount due to a director	335	335	43
Tax payable	24,869	41,767	5,366
Contract liabilities	2,257,424	2,608,696	335,165
Total current liabilities	10,416,550	7,766,603	997,854

Non-current liabilities
Employee benefits	11,095	9,983	1,283
Total non-current liabilities	11,095	9,983	1,283

Total liabilities	10,427,645	7,776,586	999,137

Commitment and contingencies

Shareholders’ equity
Class A Ordinary shares, US$0.0000625 par value, authorized 600,000,000 shares as of December 31, 2025 and June 30, 2025; 13,660,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025	6,633	6,633	852
Class B Ordinary shares, US$0.0000625 par value, authorized 200,000,000 shares as of December 31, 2025 and June 30, 2025; 4,640,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025	2,252	2,252	289
Additional paid-in capital	54,979,300	54,979,300	7,063,752
Retained earnings	8,315,736	2,890,516	371,374
Total shareholders’ equity	63,303,921	57,878,701	7,436,267

Total liabilities and shareholders’ equity	$73,731,566	$65,655,287	$8,435,404

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBAL ENGINE GROUP HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the six months ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Revenues
Cloud services and data center managed services
Third parties’ revenue	$13,233,426	$2,411,580	$309,840
Related parties’ revenue	-	2,040,000	262,100
Telecommunication, consultancy and related services
Third parties’ revenue	5,895,338	2,555,338	328,310
Total revenues	19,128,764	7,006,918	900,250

Cost of revenues
Third parties’ cost of revenues	16,164,651	5,163,183	663,367
Related parties’ cost of revenues	634,500	429,000	55,118
	16,799,151	5,592,183	718,485

Gross profit	2,329,613	1,414,735	181,765

Operating expenses
General and administrative expenses	3,791,866	7,605,980	977,218
Total operating expenses	3,791,866	7,605,980	977,218

Loss from operations	(1,462,253)	(6,191,245)	(795,453)

Other income (expenses)
Interest expenses	(617)	-	-
Other income	147,286	327,425	42,068
Equity income of unconsolidated investees	-	3,984	512
Total other income (expenses), net	146,669	331,409	42,580
Loss before income tax	(1,315,584)	(5,859,836)	(752,873)

Income tax credit
Current	11,861	16,898	2,171
Deferred	(82,050)	(451,514)	(58,011)
Total income tax credit	(70,189)	(434,616)	(55,840)
Net loss	$(1,245,395)	$(5,425,220)	$(697,033)

Weighted average number of Ordinary Shares
Basic and diluted	17,209,239	18,300,000	18,300,000

Loss per share
Basic and diluted	$(0.07)	$(0.30)	$(0.04)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBAL ENGINE GROUP HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

For the six months ended December 31, 2024

			Class A		Class B		Shares	Additional
	Ordinary Shares		Ordinary Shares		Ordinary Shares		subscription	paid-in	Retained
	Shares	Par Value	Shares	Par Value	Shares	Par Value	receivable	Capital	Earnings	Total
		HKD		HKD		HKD	HKD	HKD	HKD	HKD
Balance, June 30, 2024	16,000,000	$7,766	-	$-	-	$-	$(7,666)	$-	$14,153,991	$14,154,091
Issuance of Ordinary shares, net of offering expenses	2,300,000	1,119	-	-	-	-	7,666	54,979,300	-	54,988,085
Re-designation of Ordinary shares into Class A and Class B Ordinary Shares	(18,300,000)	(8,885)	13,660,000	6,633	4,640,000	2,252	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(1,245,395)	(1,245,395)
Balance, December 31, 2024	-	$-	13,660,000	$6,633	4,640,000	$2,252	$-	$54,979,300	$12,908,596	$67,896,781

For the six months ended December 31, 2025

	Class A			Class B			Additional
	Ordinary Shares			Ordinary Shares			paid-in		Retained
	Shares	Par Value		Shares	Par Value		Capital		Earnings		Total
		HKD			HKD		HKD		HKD		HKD
Balance, June 30, 2025	13,660,000		$6,633	4,640,000		$2,252		$54,979,300		$8,315,736		$63,303,921
Net loss	-		-	-		-		-		(5,425,220)		(5,425,220)
Balance, December 31, 2025	13,660,000		$6,633	4,640,000		$2,252		$54,979,300		$2,890,516		$57,878,701
		US$	852		US$	289	US$	7,063,752	US$	371,374	US$	7,436,267

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBAL ENGINE GROUP HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Cash flows from operating activities:
Net loss	$(1,245,395)	$(5,425,220)	$(697,033)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	209,856	311,666	40,043
Amortization of intangible assets	117,000	934,002	120,001
Provision for expected credit losses	11,018	2,222,650	285,567
Deferred tax	(82,050)	(451,514)	(58,011)
Equity income of unconsolidated investees	-	(3,984)	(512)
Change in operation assets and liabilities
Accounts receivable	4,336,825	(1,397,808)	(179,591)
Prepaid tax	1,168	-	-
Prepayment, deposits and other receivables	(4,409,407)	(720,591)	(92,582)
Accounts payable	(12,788,317)	(101,500)	(13,041)
Income tax payable	10,693	16,898	2,171
Accrued expenses and other payables	73,275	(2,916,617)	(374,728)
Contract liabilities	(1,032,978)	351,272	45,132
Employee benefits	11,095	(1,112)	(143)
Net cash used in operating activities	(14,787,217)	(7,181,858)	(922,727)

Cash flow from investing activities:
Purchases of item of property and equipment	(1,325,139)	(25,863)	(3,323)
Purchases of intangible assets	(2,340,000)	-	-
Payments for acquisition of long-term investments	(17,467,087)	-	-
Payments for acquisition of subsidiaries, net of cash acquired	(6,122,444)	-	-
Net cash used in investing activities	(27,254,670)	(25,863)	(3,323)

Cash flow from financing activities:
Payments of IPO costs	(10,896,313)	-	-
Proceeds from initial public offering	71,472,020	-	-
Repayment of amount due to a director	(7,754)	-	-
Proceeds of amount due from/to related parties	(27,073)	-	-
Net cash provided by financing activities	60,540,880	-	-

Change in cash	18,498,993	(7,207,721)	(926,050)

Cash, beginning of the period	8,406,293	25,217,011	3,239,887

Cash, end of the period	$26,905,286	$18,009,290	$2,313,837

Supplemental cash flow information
Cash paid for interest expense	$617	$-	$-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

GLOBAL ENGINE GROUP HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Global Engine Group Holding Limited (the “Company” or “GE Group”) is a holding company incorporated on September 7, 2021 under the British Virgin Islands (“BVI”) law. The Company has no substantial operations other than holding all of the outstanding share capital of Global Engine Holdings Limited (“BVI Sub”) which was incorporated under BVI law on March 5, 2021. BVI Sub is also a holding company holding of all the equity interest of Global Engine Limited (“GEL”), a Hong Kong Company incorporated on May 3, 2018. The Company, through GEL, is an integrated solutions provider that delivers actionable outcomes for organizations by using information communication technologies (“ICT”) solutions to drive business outcomes and innovation. The GE Group offers: (i) “ICT Solution Services” provides cloud platform deployment, IT system design and configuration services, maintenance services, data center colocation service and cloud service; (ii) “Technical Services” include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as Internet-of-things projects; and (iii) “Project Management Services” enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers. The Company’s headquarters is located in Hong Kong, China.

On March 30, 2021, GEL’s initial shareholder, Andrew Lee sold his equity interest in GEL to BVI Sub for nominal cash consideration resulting in BVI Sub being the sole shareholder of GEL.  On January 5, 2022, then-existing shareholders of BVI Sub transferred their equity interests in BVI Sub to GE Group, resulting in GE Group being the parent company of BVI Sub and the indirect parent company of GEL.  GE Group, BVI Sub and GEL are under common control which results in the consolidation of BVI Sub and GEL at carrying value.

On December 2, 2024, BVI Sub completed the acquisition of 100% of the issued share capital of Ace Vision Technology Investment Limited. Ace Vision Technology Investment Limited, through its wholly owned subsidiary, Ace Vision Technology Limited (collectively, “Ace Vision Group”), provides IT consultancy services in Hong Kong.

The unaudited interim condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership	Principal activities
Global Engine Holdings Limited (“BVI Sub”)	● A BVI company ● Incorporated on March 5, 2021	100% owned by GE Group	Investment holding
Ace Vision Technology Investment Limited (“Ace Vision Investment”)	● A BVI company ● Incorporated on May 3, 2022 ● Became a subsidiary of the Company on December 2, 2024	100% owned by BVI Sub	Investment holding
Global Engine Limited (“GEL”)	● A Hong Kong company ● Incorporated on May 3, 2018	100% owned by BVI Sub	Integrated solutions provider in ICT, system integration and other technical consultation services
Ace Vision Technology Limited (“Ace Vision”)	● A Hong Kong company ● Incorporated on October 30, 2017 ● Became a subsidiary of the Company on December 2, 2024	100% owned by Ace Vision Investment	IT consultation services

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission. The results of operations for the six months ended December 31, 2025 are not necessarily indicative of results to be expected for any other interim period or for the entire year. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the years ended June 30, 2025, 2024 and 2023.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including provision for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include determinations of the useful lives of property and equipment and estimates of provision for credit losses.

Earnings per share

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC Topic 260, Earnings Per Share (“ASC 260”), using the two-class method. Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Foreign currency translation and transaction

The Company uses Hong Kong Dollar (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiaries in British Virgin Islands is United States Dollar (“US$”) and its subsidiaries which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of operations, unaudited interim condensed consolidated statements of changes in shareholders’ equity and unaudited interim condensed consolidated statements of cash flows from HKD into US$ as of December 31, 2025 are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD 7.7833, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobserved and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the balance sheets at face value or cost because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Related Parties

The Company accounts for related party transactions in accordance with FASB Accounting Standards Codification (ASC) Topic 850 (Related Party Disclosures). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, for all periods presented. The five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied.

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s clients in an amount that reflects the consideration the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company generates revenues from fees charged for the professional services, including cloud services and data center managed services, and telecommunication, consultancy and related services provided to its clients.

Principal and Agent Considerations

The Company utilizes consultants or subcontractors in the performances of services as and when needed. GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customers (as a principal) or to arrange for services to be provided by another party (as an agent). Based on the Company’s evaluation using a control model, the Company determined that in all of its major business activities, it serves as a principal rather than an agent within their revenue arrangements. Revenue and the associated costs are both reported on a gross basis within the unaudited interim condensed consolidated statements of operations.

Cloud services and data center managed services

Cloud services and data center managed services include offering system and software development, business planning, development, technical and operations consulting programs structured to target the cloud and data center providers in the region.

The revenues generated from cloud services and data center managed services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of services.

For the project development services, the Company designs systems based on clients’ specific needs which require the Company to perform services including design, development, and integration. The contract is typically fixed priced and does not provide any post contract client support or upgrades. The Company concludes there is only one performance obligation as a series of tasks within the contract are interrelated and are not separable or distinct, and the client cannot benefit from any standalone task. The Company recognizes revenue for this type of services over time by applying the input method. The input method is considered a reliable measure of progress because there is a direct relationship between the Company’s inputs (i.e., labor hours and costs incurred) and the transfer of the services to the customer.

The Company regularly reviews and updates its estimates of total contract costs and adjusts revenue recognition accordingly. Any changes in estimates are accounted for prospectively.

For the recurring services, the Company delivers cloud services and data center managed services, and related maintenance service on a monthly basis throughout the contract terms. The Company concludes that each monthly service (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefit consumed by the customers is substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly cloud services and data center managed services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The entire transaction prices are allocated to the single performance obligation. The Company recognizes revenue on a straight-line basis since the customer receives value as the services are rendered continuously during the term of the contract.

There is no variable consideration, significant financing components or noncash consideration in the contracts.

Telecommunication, consultancy and related services

The Company provides consultancy services to telecom operators, including one-stop telecom license application services adapted to each client’s specific needs. In these arrangements, the fees are based on the attainment of contractually defined objectives with the customers, such as completing a business transaction or assisting the client in obtaining a telecom license. There is only one performance obligation of the services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as the Company’s clients cannot benefit from the standalone task. The Company recognizes revenues over time by applying the input method. The input method is considered a reliable measure of progress because there is a direct relationship between the Company’s inputs (i.e., labor hours and costs incurred) and the transfer of the services to the customer.

The Company regularly reviews and updates its estimates of total contract costs and adjusts revenue recognition accordingly. Any changes in estimates are accounted for prospectively.

The Company also provides maintenance services to telecom operators to assist them to fulfil the statutory requirements. The revenues generated from these services tendered on an annual basis and other agreed-upon services on non-recurring basis.

Regarding the Company’s services tendered on an annual basis, the Company concludes that the services provided each month during the annual service term (1) are distinct, (2) meet the criteria for recognizing revenue over time, and (3) have the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same services to the customers each month. That is, the benefits consumed by the customers are substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly telecommunication maintenance services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The Company recognizes revenue on a straight-line basis since the customer receives value as the services are rendered continuously during the term of the contract.

There is no variable consideration, significant financing components or noncash consideration in the contracts.

Cost of Revenues

Cost of revenues consists of cost of consultants or subcontractors assigned to revenue-generating activities, employee compensation and other third-party costs directly attributable to the Company’s revenue-generating activities.

Cash

Cash primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains its bank accounts in Hong Kong.

Deposit accounts denominated in Hong Kong Dollars, or any other currencies at the banks and financial institutions who are the members of Deposit Protection Scheme will be covered up to a limit of HKD800,000 (approximately US$102,784) per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure. As of December 31, 2025 and June 30, 2025, cash balances, HKD15,404,932 (US$1,979,229) and HKD22,790,453, respectively, held in the financial institutions in Hong Kong are uninsured. The Company has not experienced any losses in bank accounts and believe its credit risk is not significant.

Accounts receivable, net

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The Company maintains a reserve for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the reserve for credit losses as an offset to accounts receivables, and the estimated credit losses charged to the allowance is classified as general and administrative expenses in the interim condensed consolidated statements of operations. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forward-looking information.

As of December 31, 2025 and June 30, 2025, the Company recognized provision for credit losses of HKD2,823,484 (US$362,762) and HKD600,834, respectively.

Prepayment, deposits and other receivables

Prepayments are cash deposited or advanced to suppliers or vendors for the purchase of goods or services and for the legal and professional services in relation to the potential follow on offering and equity incentive plan. This amount is refundable and bears no interest. Deposits consist of (i) security payments made to utilities companies and are refundable upon termination of services; (ii) security payments made to a lessor for the Company’s office lease agreement. The security deposit will be refunded to the Company upon the termination or expiration of the lease agreement as well as the delivery of the vacant leased properties to the lessor by the Company; and (iii) deposit to suppliers for providing the services, which are refundable. Other receivables included bank interest income that are to be collected from the banks.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Estimated Useful Life
Leasehold improvements	Shorter of 2 years or the remaining lease term
Computer equipment	4 years
Furniture and fixtures	4 years
Motor Vehicles	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the interim condensed consolidated statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Long-term Investments

The Company applies the equity method to account for equity investments in common stock or in-substance common stock, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest, unless the fair value option is elected for an investment.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity method investee is recognized in the unaudited interim condensed consolidated statements of operations. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity method investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity method investee equals or exceeds its interest in the equity method investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity method investee.

The Company continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the severity and the length of time that the fair value of the investment is below its carrying value; the financial condition, the operating performance and the prospects of the equity method investee; the geographic region, market and industry in which the equity method investee operates; and other company specific information such as recent financing rounds completed by the equity method investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment in the equity method investee is written down to its fair value.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of income. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

The Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit

Intangible Assets, net

Intangible assets that are acquired are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses. Amortization is calculated by writing off the cost of intangible assets with finite useful lives using straight-line method over their estimated useful lives and is generally recognized in statements of income. Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate. Their estimated useful lives of intangible assets are as follows:

Estimated Useful Life
Software	5 – 8 years

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the assets plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2025 and June 30, 2025, no impairment of long-lived assets was recognized.

Contract assets and contract liabilities

Billing practices for the Company’s contracts are governed by the contract terms of each project and are typically based on (i) progress toward completion approved by customers, (ii) achievement of milestones or (iii) pre-agreed schedules. Billings do not necessarily correlate with revenues recognized under the cost-to-cost input method (formerly known as the percentage-of-completion method). The Company records contract assets and contract liabilities to account for these differences in timing.

The contract asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” arises when the Company recognizes revenues for services performed, but the Company is not yet entitled to bill the customer under the terms of the contract.

The contract liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents the Company’s obligation to transfer to a customer goods or services for which the Company has been paid by the customer or for which the Company has billed the customer under the terms of the contract. Revenue for future services reflected in this account are recognized, and the liability is reduced, as the Company subsequently satisfies the performance obligation under the contract.

Employee benefits

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD7,100 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Segment reporting

The Company adopted ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). ASC 280 defines that an operating segment is a component of a public entity with a discrete financial information and operating results available for regular review by the entity’s Chief Operating Decision Maker (“CODM”). The Company’s CODM is the Chief Executive Officer and Chief Financial Officer who review financial information presented on a consolidated basis, using single measure of operating profit and a total of expense amount. No disaggregated expense categories are regularly reviewed by the CODM. As such, the Company has not identified any segment expense categories that meet the criteria for disclosure under ASC280, as amended by ASU 2023-07. All of the Company’s long-lived assets are located in Hong Kong. As such, one reportable geographic segment is being presented.

Leases

The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and lease liabilities.

The Company may recognize the lease payments in the interim condensed consolidated statements of operations on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company elected the practical expedients for an entity ongoing accounting and applied the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

Operating lease expense is recognized on a straight-line basis over the lease term. For the six months ended December 31, 2025 and 2024, the Company’s operating lease expense was HKD210,000 (US$26,981) and HKD210,000, respectively.

The Company evaluates the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows.

Income taxes

Global Engine Group Holding Limited, Global Engine Holdings Limited and Ace Vision Technology Investment Limited are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by the Global Engine Holdings Limited and the Company’s subsidiaries in Hong Kong, Global Engine Limited and Ace Vision Technology Limited, to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Global Engine Limited and Ace Vision Technology Limited are incorporated in and carries trade and business in Hong Kong Special Administrative Region and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

No taxable income was generated outside Hong Kong for the six months ended December 31, 2025 and 2024. The Company accounts for income tax in accordance with U.S. GAAP. Provision for income taxes consists of taxes currently due plus deferred tax.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the asset and liability method with respect to temporary differences arising from between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and account receivable. The Company places its cash with financial institutions with high-credit ratings and quality. The Company’s credit risk with respect to cash is discussed under “Cash” in this section.

Accounts receivable primarily comprise of amounts receivable from the clients serviced. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes a provision for credit losses based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of customers

As of December 31, 2025, two customers accounted for 79.1% and 11.2%, respectively, of the total Company’s total accounts receivable. As of June 30, 2025, a customer accounted for 87.0% of the Company’s total accounts receivable.

For the six months ended December 31, 2025, four major customers accounted for 29.1%, 23.5%, 17.3% and 16.7%, respectively, of the Company’s total revenues. For the six months ended December 31, 2024, three major customers accounted for 58.0%, 17.3% and 13.2%, respectively, of the Company’s total revenues.

Concentration of vendors

As of December 31, 2025, the Company’s accounts payable balance was nil. As of June 30, 2025, two vendors accounted for 70.4% and 29.6%, respectively, of the Company’s total accounts payable.

For the six months ended December 31, 2025, a vendor accounted for 76.9% of the Company’s total purchases. For the six months ended December 31, 2024, two major vendors accounted for 68.4% and 19.5%, respectively, of the Company’s total purchases.

Recent accounting pronouncements

In July 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The new guidance is required to be applied prospectively. This guidance is effective for the Company for the year ending June 30, 2027. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which removes all references to prescriptive and sequential software development stages (“project stages”) throughout Subtopic 350-40. The amendments provide guidance on determining whether there is significant development uncertainty in evaluating the probable-to-complete recognition threshold. The amendments also supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs. This guidance also specifies the disclosures requirements for capitalized internal-use software costs. The new guidance is required to be applied using either the prospective transition approach, the modified transition approach or the retrospective transition approach. This guidance is effective for the Company for the year ending June 30, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326): Purchased Loans”, which defines purchased seasoned loans and expands the use of the gross-up approach in ASC 326 to the purchased seasoned loans. The new guidance is required to be applied prospectively to loans that are acquired on or after the initial application date. This guidance is effective for the Company for the year ending June 30, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

Note 3 — Revenues

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s clients in an amount that reflects the considerations the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Company’s revenues disaggregated by service lines for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2024	2025
	HKD	HKD	US$
Cloud services and data center managed services	$13,233,426	$4,451,580	$571,940
Telecommunication, consultancy and related services	5,895,338	2,555,338	328,310
Total revenues	$19,128,764	$7,006,918	$900,250

The following table presents the Company’s revenues disaggregated by the timing of revenue recognition for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2024	2025
	HKD	HKD	US$
Services and deliverables transferred over time	$19,128,764	$7,006,918	$900,250

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of December 31 are as follows:

	As of December 31,
	2024	2025
	HKD	HKD	US$
Amounts expected to be recognized as revenue:
Within one year	$2,086,957	$2,086,957	$268,133
After one year	2,608,696	521,739	67,033
	$4,695,653	$2,608,696	$335,166

The Company expects to recognize majority of the related revenue as it provides services to its clients, which is expected to occur within two years for a long-term telecommunication maintenance service. The Company elected to utilize the optional exemption to exclude from this disclosure the remaining performance obligations that have original expected duration of one year or less.

The following table shows the amounts of revenue recognized in the current reporting period that was included in contract liabilities at the beginning of the reporting period:

	For the six months ended December 31,
	2024	2025
	HKD	HKD	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
Telecommunication, consultancy and related services	$1,739,130	$1,043,478	$134,066
	$1,739,130	$1,043,478	$134,066

Note 4 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Accounts receivable	$9,918,181	$11,315,989	$1,453,881
Less: provision for credit losses	(600,834)	(2,823,484)	(362,762)
Accounts receivable, net	$9,317,347	$8,492,505	$1,091,119

Provision for credit losses provided for the six months ended December 31, 2025 and 2024 amounted to HKD2,222,650 (US$285,567) and HKD11,018, respectively.

Note 5 — Prepayment, deposits and other receivables

Prepayment, deposits and other receivables included the following:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Prepayment	$874,014	$1,591,185	$204,436
Deposits	77,600	77,600	9,970
Other receivables	17,088	20,508	2,635
Total prepayment, deposits and other receivables	$968,702	$1,689,293	$217,041

Prepayment represented the advance payment to suppliers and vendors and for the legal and professional services in relation to the potential follow on offering and equity incentive plan. Deposits included deposits to utilities companies such as telecommunication and electricity companies and to landlord for the office. Other receivables represented the receivable of bank interest income.

Note 6 — Property and equipment, net

Property and equipment consisted of the following:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Leasehold improvements	$36,000	$36,000	$4,625
Computer equipment	1,605,813	1,637,120	210,338
Furniture and fixtures	31,936	31,936	4,103
Motor Vehicles	1,188,538	1,188,538	152,704
Subtotal	2,862,287	2,893,594	371,770
Less: accumulated depreciation	(1,390,275)	(1,707,385)	(219,366)
Total	$1,472,012	$1,186,209	$152,404

Depreciation expense for property and equipment for the six months ended December 31, 2025 and 2024 amounted to HKD311,666 (US$40,043) and HKD209,856, respectively.

Note 7 — Intangible assets, net

Intangible assets consisted of the following:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Software	$12,940,000	$12,940,000	$1,662,534
Less: accumulated amortization	(651,002)	(1,585,004)	(203,642)
Total	$12,288,998	$11,354,996	$1,458,892

Amortization expense for the six months ended December 31, 2025 and 2024 amounted to HKD934,002 (US$120,001) and HKD117,000, respectively.

The table below presents the estimated future amortization expense of intangible assets as of December 31, 2025:

For the year ending December 31,	Amount (HKD)	Amount (US$)
2026	$1,868,004	$240,002
2027	1,868,004	240,002
2028	1,868,004	240,002
2029	1,750,984	224,966
2030+	4,000,000	513,920
Total	$11,354,996	$1,458,892

Note 8 — Business combination and Goodwill

On December 2, 2024, the Company through the wholly-owned subsidiary, BVI Sub, obtained control of Ace Vision Group by acquiring a 100% interest in Ace Vision Technology Investment Limited. Ace Vision Technology Investment Limited, through its Hong Kong subsidiary, Ace Vision, which is engaged in IT consultancy services in Hong Kong. The acquisition was made as part of the Company’s strategy to improve our technology and consulting services offerings in the market. The purchase consideration of US$800,000, in the form of cash, was paid at the acquisition date. There was no contingent consideration.

The fair values of the identifiable assets and liabilities of Ace Vision Group as at the date of acquisition were as follows:

	Fair value recognized on acquisition
	HKD	US$
Account Receivables	$100,000	$12,848
Cash	88,076	11,316
Accounts payables	(30,000)	(3,854)
Tax payable	(21,703)	(2,788)
Other payables	(27,300)	(3,508)
Foreign exchange difference	-	2,071
Total identifiable net assets at fair value	$109,073	$16,085
Goodwill	6,101,447	783,915
Purchase consideration settled by cash	$6,210,520	$800,000

Goodwill arising from the acquisition was attributable to the benefit of expected synergies and future market development as of the date of acquisition. There is no impairment of goodwill being recognized during the financial year. None of the goodwill recognized is expected to be deductible for income tax purposes.

Note 9 — Long-term investments

On December 30, 2024, the Company completed the acquisition of 22.5% ordinary equity interest in Corpotech Holdings Limited, which, through its wholly owned subsidiary, Corpotech Limited, owns a data center in Tsing Yi, Hong Kong, for a total consideration of US$2.25 million.

The carrying amount of the Company’s equity investments in Corpotech Holdings Limited was HKD17,467,088 (US$2,244,175) and the proportionate share of the investee’s net income or loss was HKD107,395 (US$13,798). For the six months ended December 31, 2025, the Company did not receive any dividend from Corpotech Holdings Limited.

The Company performs impairment assessment of its investments and there is no impairment being recognized during the period.

Note 10 — Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Professional fees	$855,863	$-	$-
Salaries and employee benefits	283,850	-	-
Other payables	6,890,000	5,113,096	656,932
Total	$8,029,713	$5,113,096	$656,932

Other payables represented the collection of payment on behalf of a customer, which would be paid off to the customer in the near future.

Note 11 — Taxes

 Under the two-tiered profits tax rates regime in Hong Kong, the first HKD2 million of profits of the qualifying group entity will be taxed at 8.25% (six-month ended December 31, 2024: 8.25%), and profits above HKD2 million will be taxed at 16.5% (six-month ended December 31, 2024: 16.5%). The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a rate of 16.5% (six-month ended December 31: 16.5%)

The income tax credit consisted of the following components:

	For the six months ended December 31,
	2024	2025
	HKD	HKD	US$
Current	$11,861	$16,898	$2,171
Deferred	(82,050)	(451,514)	(58,011)
Total provision for income taxes	$(70,189)	$(434,616)	$(55,840)

Deferred Tax Assets

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Deferred Tax Assets
Net operating loss carry forwards	$2,974,221	$3,230,493	$415,054
Total deferred tax assets	$2,974,221	$3,230,493	$415,054

Deferred Tax Liabilities
Depreciation of property and equipment	$(218,250)	$(177,118)	$(22,756)
Amortization of intangible assets	(2,027,685)	(1,873,575)	(240,717)
Total deferred tax liabilities	$(2,245,935)	$(2,050,693)	$(263,473)

Deferred tax assets, net	$728,286	$1,179,800	$151,581

Note 12 — Related party transactions and balances

The following was a summary of related parties and their relationships with the Company:

Name	Relationship
Mr. Lee, Yat Lung Andrew (“Mr. Lee”)	Chairman and Chief Executive Officer of the Company
Boxasone Limited (“BAO”)	Mr. Lee is a sole director and a shareholder
China Information Technology Development Limited (“CITD”)*	A shareholder of the Company
Corpotech Limited (“Corpotech”)	22.5% indirectly owned by the Company

*	On December 31, 2025, CITD completed the sale of its entire interest in Rosy Depot Limited, which holds 1,600,000 Class A Ordinary Shares of the Company. As a result, CITD was not considered as the Company’s related party since then.

Related party transactions

The Company has commercial arrangements with related entities to provide or receive technical support and other services.

For the six months ended December 31, 2025, the revenue generated from DataCube Research Centre Limited, a subsidiary of CITD, amounted to HKD2,040,000 (US$262,100).

For the six months ended December 31, 2025, the GE Group received services from Logic Network Limited, a subsidiary of CITD, and reflected in cost of revenue amounted to HKD429,000 (US$55,118). The Company received IT services for server rental from Corpotech amounted to HKD120,000 (US$15,418).

For the six months ended December 31, 2024, the GE Group received services from Logic Network Limited and reflected in cost of revenue amounted to HKD 634,500.

Related party balances

As of June 30, 2025, the Company has accounts payable of HKD71,500 with Logic Network Limited. As of June 30, 2025, the Company has salaries accrued to directors of HKD230,000.

Amount due to a related party

Name of Related parties	Nature of transactions	June 30, 2025	December 31, 2025
		HKD	HKD	US$
BAO	BAO reimbursed for certain expenses, including insurance and office expenses incurred on the Company’s behalf.	$2,709	$2,709	$348

Amount due to a director

Name of Related parties	Nature of transactions	June 30, 2025	December 31, 2025
		HKD	HKD	US$
Mr. Lee	Mr. Lee from time to time, provides advances to the Company for working capital purposes.	$335	$335	$43

Note 13 — Lease

Non-cancellable Operating Lease

The Company entered into a lease arrangement for its office facility in May 2022. Starting from June 4, 2025, the Company has the right to terminate the lease by providing a one month written notice to the landlord. The Company applied the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement under ASC 842-20-25-2, and accordingly, no operating lease right-of-use assets and liabilities are recognized for the new lease.

The component of lease expense was as follows:

	For the six months ended December 31,
	2024	2025
	HKD	HKD	US$
Operating lease cost	$210,000	$210,000	$26,981

Non-cancellable Operating Lease

The Company’s commitment for minimum lease payment under its operating lease for its office facility as of December 31, 2025 was as follows:

For the year ending December 31,	Amount (HKD)	Amount (US$)
2026	$35,000	$4,497

Note 14 — Equity

Ordinary shares

On September 20, 2024, the Company announced pricing of its initial public offering of 2,000,000 ordinary shares at a public offering price of US$4.00 per share for aggregate gross proceeds of US$8.0 million, prior to deducting underwriting discounts, commissions, and other offering expenses.

On October 18, 2024, the over-allotment option was fully exercised and the Company issued additional 300,000 ordinary shares at a public offering price of US$4.00 per share for aggregate gross proceeds of US$1.2 million, prior to deducting underwriting discounts, commissions, and other offering expenses.

On March 27, 2025, the Company held the extraordinary general meeting to approve: (a) the issued 18,300,000 ordinary shares of par value of US$0.0000625 be re-designated and re-classified into Class A ordinary shares of par value US$0.0000625 each with 1 vote per share on a one for one basis, and the remaining authorized but unissued ordinary shares be re-designated and re-classified into (i) 581,700,000 Class A ordinary shares on a one for one basis and (ii) 200,000,000 Class B ordinary shares of par value US$0.0000625 each with 20 votes per share; (b) adopt new memorandum and articles of association of the Company to reflect the adoption of a dual-class share structure, and the provision of the rights and privileges of Class A ordinary shares and Class B ordinary shares; and (c) 4,640,000 Class A ordinary shares held by Valuable Fortune Limited be repurchased in exchange for the issuance of 4,640,000 Class B ordinary shares to Valuable Fortune Limited.

Following the adoption of dual-class share structure, the Company is authorized to issue a maximum of 800,000,000 shares, each with a par value of US$0.0000625, comprising i) 600,000,000 Class A ordinary shares of a par value of US$0.0000625 each and ii) 200,000,000 Class B ordinary shares of a par value of US$0.0000625 each. All per share amounts and number of shares in the consolidated financial statements and related notes have been adjusted to reflect the adoption of a dual-class share structure. As of December 31, 2025 and June 30, 2025, 13,660,000 Class A ordinary shares issued and outstanding. As of December 31, 2025 and June 30, 2025, 4,640,000 Class B ordinary shares issued and outstanding.

Note 15 — Commitments and Contingencies

In the ordinary course of business, the Company may be subject to certain legal proceedings, claims, and disputes that arise from the business operations. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2025, the Company had no material outstanding lawsuits nor claims.

Note 16 — Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2025 up through the date the Company issued the unaudited interim condensed consolidated financial statements. Other than the events disclosed below, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s unaudited interim condensed consolidated financial statements.

On March 27, 2026, the Company issued 2,400,000 Class A Ordinary Shares to third-party consultants, under the Global Engine Group Holding Limited 2025 Equity Incentive Plan.